SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. )*



    			    SEMCO ENERGY INC
                           (Name of Issuer)

                            Common Stock
                    (Title of Class of Securities)


                              78412D109
                              (Cusip #)




Cusip No.    78412D109       13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co LLC
        IRS Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware LLC

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
      1,801,140

   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      1,848,340

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
      1,848,340

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
      5.22%

12) Type of Reporting Person
      IA

Cusip No.    78412D109         13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
            SEMCO ENERGY INC

Item 1(b).  Address of Issuer's Principal Executive Office:
            1411 THIRD STREET, SUITE A
            PORT HURON, MICHIGAN 48060

Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co LLC

Item 2(b).  Address of Principal Business Office:
            565 Fifth Ave., Suite 2101
	    New York, NY 10017

Item 2(c).  Citizenship:
            Delaware LLC

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            78412D109

Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
              1,848,340 shares

         (b)  Percent of Class:
              5.22%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   1,801,140 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                   1,848,340 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
        Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:
        Not Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.    78412D109     13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification :
        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 9, 2007

        Dalton, Greiner, Hartman, Maher & Co LLC
        By : /s/Thomas F. Gibson
        Title : CFO